

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Mr. Dan Faiman
President and Chief Executive Officer
Online-Redefined, Inc.
1347 North Stanley Avenue Suite 4
Los Angeles, CA 90046

>**Re: Online-Redefined, Inc.**
>**Registration Statement on Form S-1**
>**Filed September 9, 2011**
>**File No. 333-176752**

Dear Mr. Faiman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please note that the information on the cover page should be limited to the information required by Item 501 of Regulation S-K and revise the cover page in response to the bullet points below:

- Please remove your mailing address from the top of the page.
- Please remove the statement regarding the number of your shares of common stock outstanding.
- Please revise your statement that begins "This is a resale prospectus…" to include a statement that this resale offering constitutes the initial public offering of your common stock.

Summary of our Offering, page 5

2.   Please revise your introductory statement which qualifies the summary information in its entirety. The summary should provide a brief overview of the key aspect of the offering and should not be qualified in this manner. If you wish, you may revise your disclosure to include cautionary language regarding the importance of reading the financial and other information contained in the prospectus.

Our Business, page 5

3.   Please revise your business description, both here and in the business section, to describe in unambiguous terms the status of your business currently and to distinguish this clearly from your view of your business after further developing and implementing your business plan. For instance, your statement that you are a "multi faceted computer consulting company that specializes in programming, networking, and customization of hardware for small to mid size businesses" suggests that you currently have business operations and customers in each of these areas. Please tell us whether this is factual. Please carefully review your statements throughout your document in this regard to ensure consistent and accurate disclosure.

Risk Factors

"We have had limited operations…," page 7

4.   Please revise this risk factor to disclose specifically whether you have sufficient cash resources to fund operations for the next twelve months. If you do not have cash resources to fund the next twelve months, disclose the number of months your current cash resources will fund and the amount needed to fund the remaining months for a period of twelve months. Please ensure that your disclosure here is consistent with your liquidity discussion in Management's Discussion and Analysis.

"We may not have a sufficient number of employees to segregate responsibilities…," page 8

5.   In the absence of any employees, it is unclear how you propose to maintain a system of accounting controls and procedures. In view of Mr. Faiman's roles as principal executive officer and principal financial and accounting officer, a discussion of his competence or lack of experience in this area is an appropriate subject for disclosure.   Furthermore, consideration should be given as to whether risk factor disclosure under a separate heading is appropriate.

Directors, Executive Officers Promoters and Consultants, page 15

6.   Please list the age of your director and executive officer, Dan Faiman. See Item 401(a) and (b) of Regulation S-K.

Security Ownership of Management and Certain Security Holders, page 16

7.   It does not appear that your introductory paragraph to the table is consistent with the requirements of Item 403 of Regulation S-K. For instance, without limitation, Item 403 requires disclosure in the table for persons beneficially owning more than five percent of any class of your voting securities. In addition, it appears that the table should reflect the present holdings of beneficial owners, including the percent of class presently held, and should not include the column titled "Amount owned after the offering." Please revise accordingly.

Description of Capital Stock

Preferred Stock, page 16

8.   You state both that your certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock and that your board may issue without stockholder approval up to 10,000,000 shares of preferred stock. Please reconcile this apparent discrepancy or explain.

Description of Business, page 18

9.   Please revise to explain, in layman's terms, your statement that you intend to "move clients to downloadable applications or widgets for access to server side information without requiring a browser."

10.   Please revise your disclosure to include a general timeline regarding the activities you propose to undertake that distinguishes short-term activities (generally understood as occurring within 12 months) from longer-term activities. Your revised disclosure should clearly indicate the business activities that are extant, those that you expect to implement within the next twelve months and those that you hope to achieve long term.

11.   Please tell us whether you are dependent on one or a few major customers. If so, please provide disclosure in an appropriate location of the business section and include appropriate risk factor disclosure. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Competition, page 21

12.   We note your disclosure that almost all of your competitors are larger than you and may possess greater resources than you. However, we note your disclosure that competition for your services is based primarily on reputation, track record, experience, quality of service and price. Please discuss your competitive position regarding these attributes. See Item 101(h)(4)(iv) of Regulation S-K. In addition, given that you have one employee/officer/director, please tell us how you compete with regional, national and

> international firms or consider revising your disclosure to identify more specifically competitors within your industry niche.

13. We note that you include throughout your disclosure references to "officers and directors," and to "management" yet you disclose here that you have one officer and director, namely Dan Faiman. Please revise throughout the prospectus references to the president, officer, director, management and the like to clarify this.

Management's Discussion and Analysis or Plan of Operations

Overview, page 21

14. Tell us your consideration of providing qualitative and quantitative disclosures to explain how the increases in operating expenses have assisted you in starting or initiating your plan of operation and obtaining financing. In this respect, you should provide a discussion of your results of operations that enables reader's of your financial statements to see the company through the eyes of management. We refer you to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Liquidity and Capital Resources, page 22

15. We note from your disclosures that you believe the cash on hand may not be adequate to satisfy your ongoing working capital needs. Disclosure in the liquidity and capital resources section should include the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. Quantitative information about your financial requirements and the amount on hand as of the date of your filing will help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. We refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

Certain Relationships and Related Transactions, page 22

16. We note that you refer to your President and Chief Executive Officer, Dan Faiman, as Mr. Faiman. However, in several sections of the prospectus you refer to your Chief Executive Officer as "her." Please revise as necessary.

17. Please revise your disclosure here to comply with the requirements of Item 404(c) and (d) of Regulation S-K. It appears further that the advances disclosed in Note 4 to the financial statements should be disclosed here. Please revise accordingly.

Executive Compensation, page 22

18.   We note your disclosure in Recent Sales of Unregistered Securities that in February 2009 you issued 3,920,000 shares of common stock to Mr. Faiman for $392. We further note that you disclose in your summary compensation table that Mr. Faiman did not receive compensation of any type in 2009. Please revise your disclosure to include these issuances or advise. Additionally, please disclose any amount of salary or bonus forgone at the election of Mr. Faiman for stock, equity-based or other forms of non-cash compensation. See Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

19.   We note your disclosure that you have paid a nominal amount of compensation to your Chief Executive Officer. We further note that your summary compensation table lists the total compensation for both 2009 and 2010 as zero. Please clarify these disclosures.

Part II

Undertakings, Page II-2

20.   It appears that you have included in paragraph 5 both undertakings listed in Item 512(a)(5) of Regulation S-K whereas only one or the other will apply to a registrant. Additionally, it does not appear that the undertaking in paragraph 6 applies to your offering. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie at (202) 551-3876 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Frank J. Hariton, Esq.
        1065 Dobbs Ferry Road
        White Plains, NY 10607